UNITED STATES
SECURITIES AND EXCHANGE C...
Washington, D.C. 20...



23

ANNUAL AUDITED
FORM X-17A-5
PART III

2.00



21004534

...BER

8-18428

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/20___ AND ENDING ___03/31/21___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAVU SECURITIES LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
_____
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Attanasio
(212) 668-8700
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
_____
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory A. Parsons _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAVU SECURITIES LLC _____ , as of March 31 _____ , 20 21 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____   _____
                                              Signature

                                              Chairman
                                    _____
                                              Title

_____
        Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAVU SECURITIES, LLC
(S.E.C. NO. 8-18428)

Annual Audited Report

For the Year Ended March 31, 2021

CAVU Securities, LLC
March 31, 2021

Table of Contents



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of CAVU Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CAVU Securities, LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 26, 2021

CAVU Securities, LLC
Statement of Financial Condition
March 31, 2021

Assets

Cash	$	604,439
Deposit with clearing broker		9,958
Securities, at FMV		500,010
Accounts receivable		437,945
Accounts receivable, related party		137,538
Prepaid expenses		51,404
Security deposit		11,500
Other receivables		1,170
Total assets	$	1,753,964

Liabilities and Members' Equity

Liabilities

Accrued compensation	$	275,150
SBA PPP loan payable		175,767
Accounts payable and other accrued expenses		299,186
Total liabilities		750,103
Members' equity		1,003,861
Total liabilities and members' equity	$	1,753,964

The accompanying notes are an integral part of these financial statement.

2

1. Organization

CAVU Securities, LLC (the "Company") is a Delaware limited liability company registered as a broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB"). The Company has endeavored to contribute a portion of its revenues to military and veteran charities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2021.

Income Taxes

As the Company has elected to be treated as a partnership for income tax purposes, no provision for income taxes has been made in the accompanying financial statements. The Company's members are required to report their respective shares of the Company's income or loss on their individual income tax returns. However, the Company is subject to the New York City Unincorporated Business Tax.

Revenue Recognition

Fund Fee Income

Fund Fee Income is derived from the Company's agreement with Semper Capital Management, LP ("Semper"). Performance obligations do not relate specifically to the closing of any transaction or the trade of any security, but rather to the daily performance of wholesaling activities. Under the terms of the wholesaling agreement with Semper, the Company's revenues are a percentage of the management fees earned by Semper for the assets under management placed by the Company. These fees are earned over time with the performance of daily wholesaling activities executed on a trade date basis. Once these services occur the Company has a present right to payment, and the customer has received the benefits of having the Company perform wholesaling services. The Company accrues the fees monthly, and receives payments quarterly in arrears.

Referral Commissions

The Company has a contract with State Street Global Markets, LLC ("State Street") to earn commissions for referring Portal customers to use their State Street Investment Portal (the "Portal"). The commissions are earned by the Company when the customer places investments in the portal. The commissions are based on the weighed average balances for each referred customer per month, and earned on an ongoing basis, as long as the Portal customer continues to use the Portal, for investment purposes. Income is recognized monthly.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

Referral Fees - State Street Portal Customers
The Company also has separate referral agreements with each of State Streets Portal customers. This is to incentivize the Portal customer to go through the Company 's relationship with State Street, so if they use and invest with the State Street Portal, via the Company 's relationship, they will receive a rebate per the terms of each referral contract. These rebates are accrued monthly in conjunction with the referral income.

Referral fees - Mutual Fund
The Company entered into an agreement with Invesco, whereby Invesco created a class of mutual fund specifically for the Company (the "CAVU Fund"). The Company receives a referral fee from Invesco for each customer it refers to Invesco to purchase the CAVU Fund. The Company's fee is based on the total investment made by referred customers, and is earned over time as long as the customers remain invested in the CAVU Fund. The Company recognizes the referral fees monthly.

Investment Banking Income
Investment banking income consist of success fees, retainer income and advisory fees from the Company's operations. Retainer fee is earned monthly with the passage of time as the Company provides placement or advisory services to its customers. Advisory fees are short-term engagements where the Company provides advice or guidance to a customer on a specific deal. Advisory fees are recognized over the life of the agreement. Success Fees are recognized at the closing of a deal or private placement, once all of the Company's performance obligations have been satisfied and the Success Fess can be valuated. For the year ended March 31 , 2021, the Company only recognized retainer fee income.

Trading Gains and Losses
The Company recognizes trading gains and losses on a trade date basis.

3. Clearing Brokers

On September 15, 2017, the Company entered into a "piggy-back" clearing arrangement with R.F. Lafferty & Co. Inc. ("Lafferty"), who introduces its customers on a fully-disclosed basis to RBC Capital Markets, LLC ("RBC'), whereby the Company gains access to the services provided by RBC to Lafferty. The arrangement is governed by a sub-broker agreement between the Company and Lafferty and a secondary clearing agreement among all three parties. Under the former agreement, the Company is obligated to maintain a minimum deposit of $5,000 with Lafferty. At March 31, 2021 the balance was $9,958.

4. Fair Value Measurement:

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements).

4. Fair Vale Measurement (Continued):

This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of March 31, 2021:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Securities, at FMV	$ 500,010	$ -	$ -	$ 500,010
Total	$ 500,010	$ -	$ -	$ 500,010

There were no transfers between level measurements during the year ended March 31, 2021.

5. Marketable Securities, At Fair Value

Marketable securities, at fair value consist of money market funds with underlying investments in Treasuries and US Government Securities. These marketable securities held by the Company are classified as Level 1 trading securities and are stated at their fair market value based on quoted market prices. At March 31, 2021, these securities are carried at their fair market value of $500,010.

6. Professional Employer Organization ("PEO")

The Company leases its employees through a PEO and, accordingly, is not the employer of record for tax and insurance purposes.

7. Net Capital Requirements and Regulatory Notifications

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company had net capital of $668,841, which was $568,841 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.85 to 1.

8.   Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9.   Concentrations of Credit Risk

Cash
The Company maintains principally all cash balances in three financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on these accounts.

10.   Related Parties

For the year ended March 31, 2021, 95% of the Company's Fees revenue of $1,951,605 was from Semper Capital Management, LLC, a related party under common ownership. Accounts receivable were $137,538 as of March 31, 2021.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

The Company subleases one of its office spaces from Semper Capital Management, L.P., a related party. The term of the lease is for the period of one year, commencing on May 15, 2020, for an initial fee of $3,500 for the first half month and then a subsequent monthly fee of $7,000.

11.   Leases

The Company has two operating leases for office space expiring in less than one year and is not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term.

12. SBA PPP Loan Payable

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed two separate loan documents under the SBA Paycheck Protection Program of the CARES Act on May 5, 2020 and January 30, 2021, and received the loan proceeds of $137,000 on May 5, 2020 and $175,767 on January 30, 2021. The loan has a 1% fixed annual interest rate. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

The Company applied for and was granted forgiveness for the first loan in the amount of $137,000 on February 18, 2021. As of March 31, 2021, only the second loan remained outstanding in the amount of $175,767 as shown on the Statement of Financial Condition.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

13. Retirement Plan Contributions

The Company maintains a 401k retirement plan covering its eligible employees.

14. Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

15. COVID-19 Impact

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.